EXHIBIT 2.1

March 24, 2005

GE Capital Equity Holdings Inc.:
c/o GE Equity
30 Berkeley Square
London W1J 6EW
Attn.Sherwood Dodge

3i Group and 3i Europartners II:
c/o 3i SGR S.p.A.
Via Orefici, 2
20123 Milano

Attn. Edoardo Professione

Roberto Poli
Via Foppa, 11
20144 Milano

Alberto Bombonato
Via Federico Tesio, 23
20151 Milano

     Re: Stock Purchase Agreement

Dear Sirs:

     Following our discussions, we are pleased to submit to you our proposed text of the Stock Purchase Agreement, which reads as follows:

* * * * *

STOCK PURCHASE AGREEMENT
By and between

GE Capital Equity Holdings, Inc. (“GE”), a company organized and existing under the laws of the State of Delaware, United States of America, with its principal place of business at 120 Long Ridge Road, Stamford, Connecticut, 06927, United States of America;

3i Group plc, a company organized and existing under the laws of the United Kingdom, with registered offices in London, Waterloo Road, 91;

3i Europartners II LP, a company organized and existing under the laws of the United Kingdom, with registered offices in London, Waterloo Road, 91;

Roberto Poli, born in Fontaniva (PD) on May 21, 1943, residing in Milan, Via Foppa, 11;

Alberto Bombonato, born in Milan on May 20, 1941, residing in Milan, Via Federico Tesio, 23;

on the one side (collectively, the “Sellers”)

and

Stoneridge, Inc, an Ohio corporation, with head offices at 9400 East Market Street, Warren, Ohio (USA), on the other side (the “Purchaser”).

WHEREAS,

A	the Sellers are the holders and owners of record of an aggregate number of shares (“Sellers Shares”) representing 70% of the corporate capital of Vimercati S.p.A., a company incorporated and existing under the laws of Italy, with registered offices in Milan, Via Brera, 24/6, corporate capital Euro 7,800,000, operating in the field of manufacturing and sale of electrical components for cars (the “Company”), ;

B	in particular each Seller owns the following shareholding in the Company:

Shareholders		% corporate capital
GE		33%
3i Group		16%
3i Europartners II		16%
Roberto Poli		2.5%
Alberto Bombonato		2.5%
	Total:	70%

C	Aldo Bianchi Vimercati, an individual residing in Milan, Viale Regina Giovanna, 9 (“Vimercati”), is the owner and holder of record of an aggregate number of shares representing 30% of the corporate capital of the Company (the “Vimercati Shares”);

D	the Purchaser desires to buy all of the Sellers Shares and the Vimercati Shares representing, in the aggregate, 100% of the corporate capital of the Company (the “Stock”), and the Sellers are willing to sell the Seller Shares, and cause Vimercati to sell the Vimercati Shares, to the Purchaser, for the consideration and on the terms and conditions set out in this Agreement;

NOW, THEREFORE,

the Parties hereto agree as follows.

1.	RECITALS AND EXHIBITS

The Recitals hereinabove and the Exhibits attached hereto shall form an integral and substantial part of this Agreement.

2.	DEFINITIONS

In every part of this Agreement, including Recitals and Exhibits, the terms listed below shall have the following meanings:

“2003 Financial Statements” shall mean the Company’s audited financial statements as of December 31, 2003, as provided by the Sellers to the Purchaser.

“Accounting Principles” shall mean the general accounting principles adopted by the Consigli Nazionali dell’Ordine dei Dottori Commercialisti and dei Ragionieri Italiani (and, in absence thereof, the international accounting principles IAS).

“Accounts Payable” shall have the meaning set out in Section 5.6.

“Adjustment Amount” shall have the meaning set out in Section 3.2(b).

“Adjustment Amount Objection Date” shall have the meaning set out in Section 3.2(c).

“Affiliate” shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the person specified.

“Aggregate Borrowings Amount” shall mean the aggregate amount of all Outstanding Borrowings.

“Agreement” shall mean this agreement, including its Recitals and the Exhibits.

“Applicable Rate” shall mean a rate per annum equal to the statutory interest (interesse legale) from time to time in effect.

“Arbitratore” shall have the meaning set out in Section 3.2(c).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Milan (Italy), or Warren, Ohio (USA).

“Closing” shall mean the sale and purchase of the Stock and the consummation of the other transactions constituting the Closing under Section 4.2.

“Closing Date” shall mean the date on which the Closing takes place.

“Closing Date NFP” shall mean the NFP of the Company as at the Closing.

“Company” shall mean Vimercati S.p.A., as better identified in Recital “A” of this Agreement.

“Control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Damages” shall have the meaning set out in Section 6.2.

“Encumbrances” shall mean liens, pledges, mortgages, security interests, claims, and encumbrances of any kind, including any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership.

“Funds” shall mean, collectively, GE Capital Equity Holdings, Inc., 3i Group plc and 3i Europartners II LP, as better identified in the headings of this Agreement.

“Interim Balance Sheet” shall mean the Company’s balance sheet as of September 30, 2004, as provided by the Sellers to the Purchaser.

“Knowledge of the Sellers” shall mean the actual knowledge of any of the Sellers; provided, however, the knowledge of the Sellers who are also Managers shall mean the actual knowledge of Managers after due and careful investigation and inquiry.

“Lender” shall mean any of bank or other financial institution, including, without limitation, San Paolo IMI, Banco Mediocredito S.p.A., Credito Artigiano and Banco Popolare di Sondrio, that shall have outstanding indebtedness to the Company as at the Closing.

“Letter of Adherence” shall have the meaning set out in Section 7.1(k).

“Liquidated Damages” shall have the meaning set out in Section 9.2(a).

“Loan Agreement” shall mean each loan agreement currently in force between the Company and a Lender, as applicable.

“Managers” shall mean Mr. Aldo Bianchi Vimercati, Mr. Roberto Poli and Mr. Alberto Bombonato, as better identified in Recital “C” and in the headings of this Agreement, respectively.

“Net Financial Position” or “NFP” of the Company shall mean the algebraic sum (calculated in Euro) of the amounts (as at a specified date) of each of the following line items, each as defined by Article 2424 of the Italian Civil Code as currently in effect:

•	cash at bank and on hand (item C.IV of the assets): bank and postal deposits, cheques and cash;

•	current financial assets (item C.III.5 of the assets): other securities (item C.III.6 of the assets);

•	loans receivables (item B.III.2);

•	bonds (item D.1 of the liabilities and equity);

•	convertible bonds (item D.2 of the liabilities and equity);

•	bank borrowings (item D.4 of the liabilities and equity);

•	borrowings from other lenders (item D.5 of the liabilities and equity);

•	borrowings from shareholder (item D.3 of the liabilities and equity);

•	leasing debt (in compliance with IAS 17).

“Objection Date” shall have the meaning set out in Section 3.2(e).

“Ossona Net Proceeds” shall have the meaning set out in Section 7.2(d).

“Outstanding Borrowings” shall mean the outstanding aggregate amount of all borrowings (whether short-term or long-term) of the Company from a Lender under the relevant Loan Agreement as at the Closing.

“Parties” shall mean the Sellers and the Purchaser.

“Price” shall have the meaning set out in Section 3.2(a).

“Purchaser” shall mean Stoneridge, Inc.

“Purchaser Request” shall have the meaning set out in Section 9.2(a).

“Releasee” shall have the meaning set out in Section 10.1.

“SEC” shall have the meaning set out in Section 8.

“Sellers” shall have the meaning set out in the headings of this Agreement; it being agreed that, upon Vimercati’s execution and delivery of the Letter of Adherence in accordance to Section 7.1(k), the term “Sellers” shall include Vimercati, and Vimercati shall be a “Seller” for all purposes hereunder.

“Sellers Shares” shall have the meaning set out in Recital “A”.

“September 30 NFP” shall mean the NFP of the Company as at the close of business on September 30, 2004, which Sellers have represented to be equal to Euro 7,994,000.

“Stock” shall mean, collectively, the Sellers Shares and the Vimercati Shares, representing, in the aggregate, 100% of the corporate capital of the Company.

“Termination Date” shall have the meaning set out in Section 9.2(a).

“Third Party Claim” shall have the meaning set out in Section 6.5.

“Vimercati” shall have the meaning set out in Recital “C”.

“Vimercati Shares” shall have the meaning set out in Recital “C”.

3.	THE STOCK

3.1	Sale and Purchase

(a)	On the terms and conditions set forth in this Agreement, at the Closing, the Sellers shall sell and transfer the Sellers Shares, and shall cause Vimercati (pursuant to Article 1381 of the Italian Civil Code) to sell and transfer the Vimercati Shares, to the Purchaser, which shall purchase from the Sellers and Vimercati (as the case may be), all of the Stock and all related rights, free and clear from any Encumbrance.

(b)	The title to the Stock will be transferred at the Closing, by endorsement of the relevant share certificates in favor of the Purchaser and delivery of the same to the Purchaser. It is understood that the Closing formalities, although finalizing the transaction contemplated herein, will not supersede or imply novation of this Agreement. In particular, all clauses of this Agreement providing for any obligation to be performed after the Closing shall survive such date and shall remain in full force and effect thereafter in accordance with their respective terms, without necessity for any of the Parties to reiterate or otherwise confirm their commitment with respect thereto.

(c)	The Parties understand and agree that the Purchaser may in its sole discretion assign its rights and obligations to a subsidiary of the Purchaser by providing written notice to the Sellers, reasonably prior to the Closing, of the name of such subsidiary. If the Purchaser elects to assign this Agreement to a subsidiary, the Purchaser hereby guarantees the performance of such subsidiary and agrees that the Purchaser shall remain liable hereunder.

3.2	Price and Payment

(a)	In consideration for the transfer of the Stock, at the Closing, the Purchaser shall pay to the Sellers and Vimercati the aggregate amount of €.24,900,000 (twenty-four million nine hundred thousand euro), minus (i) the Aggregate Borrowings Amount and (ii) leasing debt (determined in compliance with IAS 17), plus (i) cash at bank and on hand and (ii) other securities not to exceed €.500,000 (five hundred thousand euro) (the “Price”), which shall be subject to adjustment after the Closing based upon (i) the Adjustment Amount (as defined in Section 3.2(b)) (which may be a positive or negative number) and (ii) the NFP as at the Closing (which may only be downward) pursuant to Sections 3.2(d) and (e); provided, however, the Price shall not be increased by the amount of “other securities” if in advance of the Closing the Purchaser has not been provided documentation by the Sellers, acceptable to the Purchaser in its sole discretion, that the other securities were acquired by the Company in 2005 with cash that would have otherwise been on hand at the Closing.

(b)	If within 45 days after the Closing Date, the Purchaser determines that any of the amounts (i.e., the Aggregate Borrowings Amount, leasing debt amount and/or cash amount) used to calculate the Price were not accurate as of the Closing, then the Price shall be adjusted (either upward or downward) by the aggregate amount of the difference (the “Adjustment Amount”). The Purchaser shall deliver a written notice to the Sellers no later than 45 days after the Closing Date setting forth its calculation of the Adjustment Amount. If the Purchaser determines that the total of the Aggregate Borrowings Amount and the leasing debt amount used to calculate the Price is less than the actual total of those amounts as at the Closing, then the Purchaser shall pay the Sellers the amount of the difference. If greater, the Sellers shall pay the Purchaser the amount of the difference. Similarly, if the Purchaser determines that the cash used to calculate the Price is greater than the actual amount of cash as at the Closing, then the Sellers shall pay the Purchaser the amount of the difference. If less, the Purchaser shall pay the Sellers the amount of the difference. Such payment, which shall be net of the amount of the differences described above, shall be made by wire transfer in immediately available funds, either by the Purchaser or the Sellers, as the case may be, within 5 Business Days of the Purchaser’s delivery to the Sellers of the calculation of the Adjustment Amount.

(c)	If the Sellers (as a group) reasonably dispute the Adjustment Amount the Sellers may object in writing to the Adjustment Amount. Such objection notice shall be made prior to the required payment set forth in Section 3.2(b) (the “Adjustment Amount Objection Date”). The objection notice shall be signed by each Seller and contain reasonable detail relating to which part or parts of the Adjustment Amount to which the Sellers object to. If the Sellers do not object on or before the Adjustment Amount Objection Date then the Adjustment Amount provided to the Sellers by the Purchaser shall be final and binding on the Parties. If the Sellers timely object, the post-Closing payment required by Section 3.2(b) shall be delayed and the Purchaser and the Sellers shall immediately attempt to agree upon the amount of the Adjustment Amount. If the Purchaser and the Sellers fail to reach agreement within 10 Business Days after the Seller’s objection, then the Purchaser (on the one hand) and the Sellers (on the other hand) shall each place in a separate sealed envelope a final proposal as to an appropriate amount of the Adjustment Amount and supporting materials therefor, and the final determination thereof shall be submitted to a primary auditing firm of international standing independent of both the Sellers and the Purchaser to be agreed by the Parties within 10 Business Days of receipt by one Party of the other Party’s request to proceed with the joint appointment of the firm or, in the absence of the Parties’ joint determination within that term, to be nominated on the application of either of them by the Chairman of Assirevi (Associazione Italiana dei Revisori Contabili). Such firm shall act equitably (con equo apprezzamento) as an arbitrator (arbitratore) pursuant to Article 1349, first paragraph, of the Italian Civil Code (the “Arbitratore”). The Arbitratore shall be instructed by the Parties to resolve the dispute within 15 Business Days from its submission to the Arbitratore, which will determine the Adjustment Amount, and such determination, which shall be contained in a written document to be delivered to the Sellers and the Purchaser, shall be conclusive, final and binding upon them. The Arbitratore shall determine which Party shall be responsible for the payment of the Arbitratore’s fees and expenses, based on the position respectively taken by each Parties as compared to the Arbitratore’s final decision. The post-Closing payment related to the Adjustment Amount shall be made by the Sellers five Business Days following the Arbitratore’s decision or the Parties’ agreement with respect to the Adjustment Amount.

(d)	If the Closing Date NFP communicated in writing by the Purchaser to the Sellers on or before the 45th day after the Closing Date is less than (worse for the Company) the September 30 NFP then the Sellers shall promptly pay the Purchaser the difference between the September 30 NFP and the Closing Date NFP. This post-Closing payment obligation shall be satisfied by the Sellers making payment by wire transfer of immediately available fund into such bank account of the Purchaser as shall be notified to the Sellers in the written notice of the Closing Date NFP. The Sellers shall make such payment no later than five Business Days following the Purchaser’s written communication of the Closing Date NFP to the Sellers.

(e)	If the Sellers (as a group) reasonably dispute the Closing Date NFP the Sellers may object in writing to the Closing Date NFP. Such objection notice shall be made prior to the required payment set forth in Section 3.2(e) (the “Objection Date”). The objection notice shall be signed by each Seller and contain reasonable detail relating to which part or parts of the Closing Date NFP to which the Sellers object to. If the Sellers do not object on or before the Objection Date then the Closing Date NFP shall be final and binding on the Parties. If the Sellers timely object, the post-Closing payment required by Section 3.2(e) shall be delayed and the Purchaser and the Sellers shall immediately attempt to agree upon the amount of the Closing Date NFP. If the Purchaser and the Sellers fail to reach agreement within 10 Business Days after the Seller’s objection, then the Purchaser (on the one hand) and the Sellers (on the other hand) shall each place in a separate sealed envelope a final proposal as to an appropriate amount of the Closing Date NFP and supporting materials therefor, and the final determination thereof shall be submitted to a primary auditing firm of international standing independent of both the Sellers and the Purchaser to be agreed by the Parties within 10 Business Days of receipt by one Party of the other Party’s request to proceed with the joint appointment of the firm or, in the absence of the Parties’ joint determination within that term, to be nominated on the application of either of them by the Chairman of Assirevi (Associazione Italiana dei Revisori Contabili). Such firm shall act equitably (con equo apprezzamento) as an arbitrator (arbitratore) pursuant to Article 1349, first paragraph, of the Italian Civil Code. The Arbitratore shall be instructed by the Parties to resolve the dispute within 15 Business Days from its submission to the Arbitratore, which will determine the Closing Date NFP, and such determination, which shall be contained in a written document to be delivered to the Sellers and the Purchaser, shall be conclusive, final and binding upon them. The Arbitratore shall determine which Party shall be responsible for the payment of the Arbitratore’s fees and expenses, based on the position respectively taken by each Parties as compared to the Arbitratore’s final decision. The post-Closing payment related to the Closing Date NFP shall be made by the Sellers five Business Days following the Arbitratore’s decision or the Parties’ agreement with respect to the Closing Date NFP.

(f)	It is acknowledged that in consideration for the sale of their respective shares of the Stock, each of the Sellers and Vimercati shall receive a proportional part of the Price as follows:

Shareholder		Transferred Stake
GE		33%
3i Group		16%
3i Europartners II LP		16%
Roberto Poli		2.5%
Alberto Bombonato		2.5%
Aldo Bianchi Vimercati		30%
	Total:	100%

4.	CLOSING

4.1	Conditions Precedent

The obligation of the Purchaser to proceed with the Closing is subject to the conditions that:

(a)	except for the Aggregate Borrowings Amount, as at the Closing the Company does not have any outstanding indebtedness to banks or other financial institutions;

(b)	the Sellers’ representations and warranties are true and correct in all material respects at and as of the Closing Date;

(c)	the Sellers have performed and complied in all material respects with their covenants set forth in Section 7.1(a), (c), (f), (g), and (h);

(d)	no governmental authority or body has commenced any litigation or proceeding on or prior to the Closing wherein an unfavorable outcome in such litigation or proceeding could prevent the consummation of the transactions contemplated by this Agreement;

(e)	there has not been any material adverse change in the business, operations, assets, prospects, or financial position of the Company since the date of the Interim Balance Sheet;

(f)	the Purchaser has completed to its satisfaction the due diligence relating to the Company’s customers such that the consummation of the transactions contemplated by this Agreement does not result in a material adverse change in the Company’s relationship with any of the Company’s four largest customers in 2004;

(g)	the Purchaser has completed to its satisfaction the environmental due diligence relating to the Company’s manufacturing facility such that there does not exist any environmental liability, contamination or exposure that could have a material adverse effect on the Company’s financial position, business, properties, or operating results;

(h)	all third-party consents, if any, with respect to the Company’s material agreements or contacts listed on Exhibit 5.13, have been received, satisfied or waived;

(i)	at least five Business days prior to the Closing, the Sellers have caused each Lender to deliver the Purchaser a statement setting out such Lender’s Outstanding Borrowings;

(j)	at least five Business Days prior to the Closing, the Sellers have delivered to the Purchaser, for purposes of calculating the Price, the Sellers’ estimate of the amount of leasing debt (determined compliance with IAS 17) and (i) cash at bank and on hand and (ii) other securities as at the Closing;

(k)	Roberto Poli has executed and delivered to the Company a Retention, Non-Compete and Confidentiality Agreement, substantially in the form attached hereto as Exhibit 4.1(k);

(l)	Vimercati has executed and delivered the Letter of Adherence to the Purchaser and the Sellers;

(m)	no shareholder of the Company has exercised his or its preemptive rights to acquire any equity of the Company owned by any other shareholder of the Company;

(n)	no shareholder of the Company has commenced or threatened any litigation the effect of which can prevent, delay or reverse the consummation of the transactions contemplated hereby.

The Purchaser may waive any condition in this Section if it executes a writing so stating. Solely for purposes of this Section 4.1, each condition precedent subject to a materiality qualification shall be deemed to have been satisfied unless the aggregate effect of any non-compliance with the conditions subject to materiality qualifications is equal to or greater than €.1,000,000 (one million euro). The parties agree, however, that, if the Closing occurs as an effect of the operation of the provisions in the immediately preceding sentence, despite the non-compliance with Closing conditions subject to materiality qualifications, the Purchaser shall be entitled to indemnification from the Sellers, subject to the limitations set forth in Section 6.3, for the aggregate euro amount of Damages arising out of, or in connection with, such non-compliance.

The obligation of the Sellers to proceed with the Closing is subject solely to the conditions set forth above in Section 4.1(d) and Section 4.1(e).

4.2	The Closing

Provided each of the conditions to the Purchaser’s obligation to proceed with Closing set forth in Section 4.1 has been satisfied or waived, the Closing shall take place on the fifth Business Day after each of the conditions set forth in Section 4.1 have been satisfied or waived, in Milan, Italy, or such other time or place agreed upon by the Parties.

At the Closing, the following shall occur:

(a)	each of the Sellers shall, and shall cause Vimercati to, (x) endorse their respective shares of the Stock in favor of the Purchaser, (y) deliver such shares to the Purchaser and (z) cause a director of the Company to record the transfer of the Stock on the stock ledger of the Company;

(b)	the Sellers shall cause the Company to make available to the Purchaser all books of account, minute books, stock ledger, and all other records of the Company;

(c)	the Purchaser shall pay the Price to the each of the Sellers and Vimercati by wire transfer into such bank accounts as shall be notified to the Purchaser by the Sellers reasonably prior to the Closing;

(d)	the Sellers shall deliver to the Purchaser the documents referred to in Section 4.1;

(e)	the Sellers shall deliver to the Purchaser executed letters from each member of the Board of Directors and the Board of Auditors of the Company whereby each such member resigns from his/her respective position on the Board and waives any compensation except for already accrued fees; and

(f)	a shareholders’ meeting of the Company shall be held in order to appoint the new Board of Directors and Board of Auditors of the Company.

The Parties agree that the Closing shall not be considered as completed unless all the above activities are duly fulfilled.

5.	REPRESENTATIONS AND WARRANTIES

Each of the Sellers severally represents and warrants the matters set forth in this Section 5 with respect to the Company and the other issues contemplated hereunder. The representations and warranties of the Sellers contained in this Section 5 constitute a unilateral, autonomous and independent guarantee commitment for all legal purposes assumed by the Sellers to the Purchaser in connection with the transactions contemplated by this Agreement.

The Sellers acknowledge that, in connection with the purchase and sale of the Stock and all other transactions contemplated herein, the Purchaser is relying upon each of the representations and warranties of the Sellers in this Section 5 and the Purchaser acknowledges, as of the date hereof, that the Purchaser is not aware of any event, circumstance or condition that would constitute a breach by the Sellers of their representations and warranties set forth in this Section 5.

5.1	Organization and Good Standing

The Company is duly organized, validly existing and in good standing under Italian law.

The accounting records of the Company, as well as its company books, are accurate and complete and comply with Italian law. The Sellers have delivered to the Purchaser accurate and complete copies of the Company’s articles of incorporation and by-laws.

All of the Company’s offices and facilities are located in Italy.

The Company owns all permits, registrations, certificates, licenses, and other similar authorizations which are necessary to its activity as presently conducted. The Company has full power and authority to carry on the business in which it is engaged and to own and use its properties owned and used.

The Company does not own or hold, directly or indirectly, any equity interest in any company, partnership or similar entity, except for a participation equal to 30% of the corporate capital of the Spanish company Previnsa S.A., with registered offices in Madrid, Calle Pérex Ayuso, 16, Spain.

5.2	Capitalization

The Stock is validly issued and represents 100% of the corporate capital of the Company. There are no outstanding subscriptions, options, warranties, rights, convertible securities, or other securities contemplating the purchase, issue or sale of any portion of the capital stock or any equity security of the Company.

Each of the Sellers and Vimercati holds full, valid, legal and beneficial title to their respective shares of the Stock and all of the Stock is free and clear of any Encumbrances.

5.3	Authority

Each of the Sellers and Vimercati have full authority and capacity to act, execute and perform this Agreement and the transactions contemplated hereby.

This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of each Seller enforceable against him or it, as applicable, in accordance with the terms of this Agreement.

The Letter of Adherence has been duly executed and delivered by Vimercati and has the effect of validly making Vimercati a Party to this Agreement, which constitutes the legal, valid and binding obligation of Vimercati enforceable against him in accordance with the terms of this Agreement.

Neither the execution and delivery of the Agreement, nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice of lapse of time) (i) contravene, conflict with, or violate any constitution, statute, regulation, rule, injunction, judgment, order, or other governmental restriction to which the Company or the Sellers are subject or (ii) except as disclosed in Exhibit 5.3, contravene, conflict with, violate, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, or cancel, or require any notice under any agreement, contact, lease, license, permit, authorization, or instrument to which the Company is a party or to which the Company’s assets are subject.

5.4	Assets

The Company can validly use (as owner or lessee) all the assets necessary for its activity, as currently operated, free from any Encumbrance. The Company has good title to, or a valid leasehold interest, free from any Encumbrance, in all material, tangible, personal property assets used in the conduct of its business, including all fixtures, furniture, equipment, machinery, and leasehold improvements. Such assets of the Company are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such assets is in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The assets of the Company are sufficient for the continued conduct of the Company’s businesses after the Closing in substantially the same manner as conducted prior to the Closing.

5.5	Inventory

The Company’s inventory as reflected on the Interim Balance Sheet is valued at the lower of cost or market value on a basis consistent with past practice.

The Company has full and exclusive ownership of its inventory free from any Encumbrance except for customary retention of title clauses in favor of suppliers. The Company permits some of its customers to store products/items in the Company’s warehouse and such products/items are not owned by the Company.

The inventory is of marketable quality and saleable in the ordinary course of business.

Reserves have been established on the Company’s books of account and Interim Balance Sheet with respect to obsolete and slow-moving inventory in accordance with Accounting Principles.

5.6	Receivables; Payables; Borrowings

The Company’s receivables are valid and existing, properly reflected on the Interim Balance Sheet and result from the ordinary course of business. They are subject to no known offsets, counterclaims, defenses of any kind, returns, allowances, or credits. Reserves required by Accounting Principles have been established on the Company’s books of account with respect to uncollectible receivables. The Company’s accounts payable have been incurred in the ordinary course of business and include accruals for severance indemnity and other employees’ entitlements as well as accruals for taxes, social security (the “Accounts Payable”). There have been no changes outside of the ordinary course of business in the Company’s accounts receivable or accounts payable since the date of the Interim Balance Sheet. As and at the Closing, other than the Aggregate Borrowings Amount and the Accounts Payable, the Company will have no indebtedness to any Seller or third party.

5.7	Industrial and Intellectual Property Rights

The Company owns and possesses the right to use, free and clear of all liens, charges, Encumbrances or other claims, the trademark, trade names, patents, trade secrets, and know-how necessary for the operation of its business as presently conducted and listed on Exhibit 5.7. The manufacture and sale of the Company’s products, as presently conducted, does not result in an infringement of any intellectual property owned by a third party. There exist no facts which would invalidate the intellectual property listed in Exhibit 5.7. No proceedings are pending or threatened which challenge the validity or the ownership by the Company of the intellectual property used in the Company’s business or listed on Exhibit 5.7.

5.8	Financial Statements

The 2003 Financial Statements, which are attached hereto as Exhibit 5.8(a) have been prepared from the Company’s books and in accordance with the Accounting Principles and have also been prepared in accordance with Italian law, on a consistent basis to meet applicable legal requirements, interpreted and integrated by correct accounting principles, and are true, complete and exact and represent a true and correct view of the assets and liabilities (situazione patrimoniale), financial position (situazione finanziaria) and results of the operations (risultato economico) of the Company as of December 31, 2003.

Except for the evaluation of the inventory (based solely on a reasonable and customary accounting method, without physical count) the Interim Balance Sheet, which is attached hereto as Exhibit 5.8(b), has been drafted by consistently applying the same rules and principles used for the 2003 Financial Statements and represents a true, complete and correct view of the assets and liabilities (situazione patrimoniale), financial position (situazione finanziaria) and results of the operations (risultato economico) of the Company as of September 30, 2004. The Company does not have any material liability or obligation of any nature except those set forth or reflected in (i) this Agreement or Exhibits hereto or (ii) the Interim Balance Sheet or those incurred in the ordinary course of business since the date of the Interim Balance Sheet.

5.9	Absence of Changes

Except for the events listed in Exhibit 5.9, during the period from October 1, 2004, through the Closing, the Company (i) has conducted its business in the ordinary course, without material adverse changes in its liabilities and financial position; (ii) has not made any material change in its accounting principles or practices or its methods of application of such principles or practices; (iii) has not made any sale, lease or other disposition of, or any agreement to sell or lease, any of the material properties or assets of the Company; and (iv) has not made any declaration of, or any payment of, any dividend in respect to the Stock.

5.10	Employees

Except for the employees regularly hired by the Company and reflected on the Company’s books, no other individual (external counsel or else) is entitled to claim the position of employee of the Company.

The Company has duly paid or adequately reserved for all payments (i) due for salaries, commissions, severance indemnity (and any other similar entitlement depending on termination of the employment), social security and taxes and bonuses or (ii) due in connection with any other employee benefit or employee retirement plan.

No event has occurred or circumstance exists that could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Company, and no such action is contemplated by the Company. The Company has complied in all respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours and overtime work, benefits, holidays, paid permits and leaves, collective bargaining, mandatory hiring, the payment of social security and similar taxes, and occupational safety and health. The Company is not liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements. The Company has no liabilities or obligations for the employees of Menzaghi S.p.A. and no grounds exist for the assertion of any such liability or obligation.

The Company is in compliance with all applicable laws and regulations concerning labor, employment and employment practices, wages and social security.

5.11	Agents

Exhibit 5.11 contains a full and complete list of the Company’s agents. With respect to such agents and except as otherwise disclosed in such Exhibit:

(a)	the Company has paid or adequately reserved for all payments due for commissions, bonuses, social security and taxes;

(b)	the Company is in compliance with all laws and regulations applicable to the relevant relationships.

(c)	The Purchaser acknowledges that the Company has made no reserve with respect to the termination indemnity provided for by Article 1751 of the Italian Civil Code or by similar law provisions of other countries.

5.12	Owned and Leased Property

(a)	Owned Real Property. Exhibit 5.12(a) lists all real property owned by the Company as of the date of this Agreement. With respect to each such parcel of owned real property, the Company has good, valid and marketable title to the parcel of real property, free and clear of any Encumbrance, security interest, easement, covenant or other restriction, except recorded easements, covenants, and other restrictions which do not materially and adversely impair the current use or occupancy of the subject property, and zoning and building restrictions. There are no pending or threatened condemnation proceedings, lawsuits or administrative actions relating to the property or similar matters materially and adversely affecting the current use or occupancy thereof. There are no leases, subleases, licenses, concessions or other agreements granting to any party or parties the right of use or occupancy of any portion of the subject property and there are no outstanding options or rights of first refusal to purchase the subject property, or any portion thereof or interest therein.

(b)	Leased Real Property. Exhibit 5.12(b) lists all real property leased or subleased to or by the Company and the leases or subleases in respect thereof. Sellers have delivered to the Purchaser true and correct copies of the leases and subleases listed in Exhibit 5.12(b). Each lease and sublease listed in Exhibit 5.12(b) is legal, valid, binding, enforceable and in full force and effect. With respect to each lease and sublease listed in Exhibit 5.12(b) except as described in Exhibit 5.12(b): (i) no party to the lease or sublease is in material breach or default, and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, material modification or acceleration thereunder; (ii) no party to the lease or sublease has repudiated any material provision thereof, and there are no material disputes, oral agreements or forbearance programs in effect as to the lease or sublease; and (iii) the Company has not assigned, transferred, conveyed, mortgaged or encumbered its interest in the leasehold or subleasehold.

5.13	Agreements

Part 1 of Exhibit 5.13 contains a complete list of the following agreements to which the Company is a party:

•	agreements having a duration of one year or more and which cannot be terminated at any time by a 30-day notice or less;

•	any deferred compensation, severance or other plan or arrangement for the benefit of its current officers, directors or employees, except for those duly provided for in the Company’s books of account pursuant to mandatory provisions of Italian law;

•	any agreement under which the Company has advanced or loaned money to directors, officer or employees;

•	any agreement restricting the right of the Company to do business anywhere in the world;

•	agreements with trade unions and/or their representatives, i.e., works councils (rappresentanze sindacali unitarie (RSU) or rappresentanze sindacali aziendali (RSA));

•	all insurance policies;

•	agreements outside of the ordinary course of business, which imply an annual disbursement by the Company of more than €.100,000 (one hundred thousand euro) or which imply an annual receipt by the Company of more than €.100,000 (one hundred thousand euro).

The Sellers have delivered to the Purchaser a true, correct and complete copy of each agreement listed in Exhibit 5.13. With respect to each such agreement, except as otherwise disclosed Exhibit 5.13, (i) each is enforceable, (ii) no party thereto is in material breach or default, (iii) no event has occurred which, with notice or lapse of time would constitute a material breach or default, or permit termination, material modification or acceleration under the agreement. Further, neither the Closing nor the Purchaser’s ownership of the Company will constitute a material breach or default, or permit termination, material modification or acceleration under the agreement.

5.14	Insurances

All insurance policies of the Company have been regularly paid and are in full force and effect. All such policies have been issued by financially sound, solvent and reputable insurers, unaffiliated with the Company, and are in such amounts and against such risks as is customary of companies in the Company’s line of business. The Company will renew or replace with substantially similar coverage all insurance policies that are scheduled to expire prior to the Closing. Exhibit 5.14 includes a summary of coverage and limits compared to insurable values for all insurance polices. Except as disclosed on Exhibit 5.14, no claim regarding insurance issues is pending and, to the knowledge of the Sellers, there are no circumstances which are likely to give rise to such claims. The Company has not received any notice from any of its insurers of any pending change in coverage, termination thereof, or reservation of rights.

5.15	Compliance with Laws

The Company carries out and has carried out its activities without any breach or violation of any applicable law or regulation.

5.16	Taxes

The Company has paid, or caused to be paid, or adequately reserved for, all applicable taxes, including penalties, if any. All applicable taxes have been paid by both parties in connection with the October 1997 merger between the Company and Progetto 7.

The Company has duly filed, or cause to be filed in a timely manner, all reports or returns relating to or covering any such taxes in respect of any fiscal period.

5.17	Product Liability and Recalls, Product Warranty

Except as disclosed on Exhibit 5.17, there is no (i) claim, action, suit, inquiry or proceeding by or before any court or other governmental authority pending, or (ii) to the knowledge of the Sellers, any such claim, action, suit, inquiry or proceeding or governmental investigation threatened, against the Company, relating to any product alleged to have been designed, manufactured or sold by the Company and alleged to have been defective or improperly designed or manufactured or for which there has been inadequate or improper warnings or labels. To the knowledge of the Sellers there is no pending or threatened government-mandated or manufacturer recall of any product sold by the Company and each product manufactured, sold, leased or delivered by the Company has been in material conformity with all contractual commitments and all express and implied warranties.

5.18	Environmental

The Company, and the facilities related to the Company, fully comply with applicable environmental regulations including, without limitation, the provisions relating to: (i) soil and subsoil contamination, (ii) waste disposal, (iii) wastewater and water supplies, (iv) air pollution and noise reduction, and (v) use or existence of polluting substances and dangerous materials (asbestos, radon etc.).

The Company, and the facilities related to the Company, are managed in compliance with applicable environmental laws and regulations related to the emission, spillage and leakage of polluting materials, waste and waste water and to the production, transformation, distribution, use, treatment, transport and disposal of polluting materials, waste and waste water.

No Seller has any basis to expect, nor has any of them or the Company received, any actual or threatened order, notice, or other communication from (i) any governmental or public body or private person or entity acting in the public interest, or (ii) the current or prior owner or operator of any facilities, of any actual or potential violation or failure to comply with any environmental law, or of any actual or threatened obligation to undertake or bear the cost of any environmental liabilities with respect to any of the Company’s facilities or any other properties or assets (whether real, personal, or mixed) in which the Company has had an interest, or with respect to any property or facility at or to which hazardous materials were generated, manufactured, refined, transferred, imported, used, or processed by the Company. There are no pending or, to the knowledge of the Sellers, threatened claims, Encumbrances, or other restrictions of any nature, resulting from any environmental law, with respect to or affecting any of the Company’s assets.

There has been no environmental investigation, study, audit, test, review or other analysis conducted in relation to any real property of the Company, any facility formerly owned operated or leased by the Company, or any facility to which the Company has sent any hazardous materials, which has not been provided or made available to the Purchaser as of the date of this Agreement.

5.19	Litigation

Except as disclosed in Exhibit 5.19, there are no actions, suits, proceedings or investigations pending or threatened against or affecting the business or properties of the Company before or by any domestic or foreign authority, either public or private (including tax authorities, environmental authorities, labor offices, arbitration panels, etc.). To the knowledge of the Sellers, except as disclosed in Exhibit 5.19, no grounds exist that may give rise to such actions, suits, proceedings or investigation.

5.20	Absence of Unfavorable Effects

Except as disclosed in Exhibit 5.20, neither the execution of this Agreement nor the consummation of the transactions set forth herein has or will have the effect of enabling any party, according to the agreements in force between the Company and such party, to accelerate the maturity dates or to withdraw from or to terminate any such agreements.

5.21	Guarantees in Favor of Third Parties

The Company has not assumed, guaranteed, endorsed or otherwise become liable on any indebtedness of any third party.

5.22	Customers

Except as disclosed in Exhibit 5.22, none of the Company’s largest four customers in 2004, which together represent more than 80% of the Company’s 2004 revenue, has given notice to the Company or to any individual Seller that any material contract or agreement or orders will be terminated or cancelled prior to their expiration date or that it intends to end its relationship with the Company if there is a change in the ownership or control of the Company or if the Company is acquired by the Purchaser. Other than the Company’s largest four customers in 2004 no other customer of the Company in 2004 represented 2% or more of the Company’s 2004 revenues.

5.23	Certain Business Relationships with the Company

Except for the Company’s lease of office space in Milan, Italy from the father of one of the Managers, no Seller or any person controlled by such Seller has been involved in any material business relationship or arrangement with the Company within the past 12 months or any subsidiary of the Company and no Seller owns, directly or indirectly, any asset, tangible or intangible, which is used in the business of the Company. Such office lease is no less favorable to the Company than the Company could obtain in a comparable arm’s-length transaction with an independent third-party lessor.

5.24	Seller Claims

As of the Closing, none of Seller or Vimercati has any claim, demand, cause of action or right, contractual or otherwise, known or unknown, at law or in equity, against the Company that arose on or prior to the Closing or on account of or arising out of any matter, cause or event occurring prior to Closing, including rights to indemnification or reimbursement, other than (i) claims arising under, out of, or resulting from the participation of a Seller or Vimercati (as applicable) in an employee benefit plan or (ii) the payment of current compensation and the reimbursement of reasonable business expenses incurred by a Seller or Vimercati (as applicable) through the Closing, to the extent incurred in the ordinary course of business.

5.25	Corporate Documents

The books of account, the minute books and other records of the Company provided to or made available to the Purchaser or its professional advisors have been maintained in accordance with sound business practices. The Company’s minutes books contain minutes of all meetings of directors, statutory auditors (sindaci) and shareholders since the date of incorporation and reflects all actions by the directors (and any committee of directors), statutory auditors (sindaci) and shareholders with respect to all transactions referred to in such minutes accurately in all material respects. At the Closing, all of those books and records will be in the possession of the Company.

5.26	Full Disclosure

No representation or warranty of the Sellers contained in this Agreement and the Exhibits attached hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were or will be made.

6.	SURVIVAL – INDEMNIFICATION

6.1	Survival of Representation and Warranties

The respective indemnification rights and obligations of the Parties for breach of the representations or warranties contained in Section 5 shall remain in full force and effect for a period of 20 months from the Closing Date.

In any event, it is understood that in case a claim related to any representation and warranty is filed before the corresponding expiration date, or should a controversy arise between the Parties before such date, the expiration date of such representation or warranty shall be postponed until the final disposition of the claim (i.e., waiver of the claim or settlement of the claim or final and binding decision thereupon).

6.2	Indemnification

Each of the Sellers shall indemnify, defend, and hold the Purchaser harmless from and against any actions, suits, proceedings, investigation, charges, complaints, demands, claims, judgments, orders, decrees, rulings, damages, penalties, fines, amounts paid in settlement, liabilities, losses, costs and fees and expenses, including reasonable attorneys’ fees and expenses (the “Damages”) arising out of, or in any way based upon, or in connection with:

•	any errors in the Sellers’ estimate of the Aggregate Borrowings Amount provided pursuant to Section 4.1(j);

•	the non-existence or the even partial existence, of assets as shown in the Interim Balance Sheet;

•	any liability not reflected in the Interim Balance Sheet and finding its origin or cause in acts, omissions, events or circumstances which have taken place on or before the Closing Date;

•	any actual or alleged noncompliance with, or violation of, any environmental law or regulation by the Company on or prior to the Closing Date; and

•	the breach of any representation or warranty of the Sellers contained in Section 5, or any misrepresentation or omission contained in this Agreement or breach of any other representation, warranty or pre-closing covenant rendered by the Sellers under this Agreement.

The liability of the Sellers under this Section 6.2 shall be several and not joint. Therefore, each of the Sellers shall be liable vis-à-vis the Purchaser in proportion to the transferred shareholding as indicated in Section 3.2(f). In any event, the liability of the Sellers shall be subject to the limitations set out in Section 6.3.

6.3	Limitations of Liability

Without prejudice to Article 1229 of the Italian Civil Code and except in the case of fraud or willful concealment on the part of any of the Sellers, the liability and indemnity obligations of the Sellers under the preceding Section 6.2 shall be subject to the following limitations:

(a)	no liability or indemnity obligations shall arise unless and until the aggregate of Damages exceeds the amount of €.200,000 (two hundred thousand euro), it being agreed that, when such threshold is met, the Sellers shall be liable only for the excess;

(b)	the liability and indemnity obligations of the Sellers shall be limited to a maximum aggregate cap equal to €.3,500,000 (three million five hundred thousand euro). Therefore, the liability of each of the Sellers (including Vimercati) shall be subject to the following individual cap:

Shareholder		Cap (euro)
GE		1,155,000
3i Group + 3i Europartners II		1,120,000
Roberto Poli		87,500
Alberto Bombonato		87,500
Aldo Bianchi Vimercati		1,050,000
	TOTAL:	3,500,000

(c)	the indemnities payable to the Purchaser shall be equal to the amount of Damages reduced by (i) any benefit obtained by the Company as a consequence of the Damage (tax savings, insurance indemnities, etc.) and (ii) the amount of any decrease in the liabilities or increase in the assets of the Company occurring after the Closing but finding its origin on or prior thereto (including the Ossona Net Proceeds).

The Parties further agree that:

•	no liability or indemnity obligation shall arise for events disclosed in this Agreement, including those disclosed in the Exhibits;

•	the right to indemnification of the Purchaser under Section 6.2 will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the date of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any representation and warranty of the Sellers contained in this Agreement. The waiver by the Purchaser of any condition based on the accuracy of any representation or warranty of the Sellers will not affect the right to indemnification of the Purchaser based on such representations and warranties of the Sellers under this Agreement;

•	following the Closing, none of Sellers shall have any right of indemnity, contribution or reimbursement from the Company with respect to any indemnification payments required to be made by any Seller under Section 6 for breaches of representations and warranties or covenants set forth in this Agreement; and

•	the limitations contained in this Section 6.3 shall not apply to breaches or misrepresentations of the Sellers contained in Section 10.1.

6.4 Assessment of Damages

In presence of events giving rise to the Sellers’ indemnity obligations under Section 6.2, the following procedure shall apply:

•	the Purchaser shall deliver by registered letter, return receipt requested, a written request to the Sellers indicating both the estimated indemnity amount and the reasonable details of the claim;

•	within the following 35 days, the Sellers shall notify the Purchaser in writing of any possible opposition;

•	within 20 days after receipt by the Purchaser of the Sellers’ opposition, if any, the Parties shall use all reasonable efforts to try to reach an amicable settlement. Upon expiry of such 20 day term, each Party shall be entitled to submit the matter to arbitration pursuant to Section 11.2.

6.5	Third Party Claims

The Purchaser shall give prompt written notice to the Sellers of any pending or threatened claim or demand by a third party that the Purchaser has determined has given or could give rise to a right of indemnification hereunder (each a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Sellers from any of its obligations under Section 6 except to the extent the Purchaser is materially prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation or warranty must be delivered prior to the expiration of the applicable survival period specified in Section 6.1 for such representation or warranty.

The Sellers shall have the right, but not the obligation, to direct, through counsel of its own choosing, which counsel shall be reasonably satisfactory to the Purchaser, the defense or settlement of any Third Party Claim the subject of indemnification hereunder at its own expense. If the Sellers elect to assume the defense of any such Third Party Claim, the Purchaser may participate in such defense, but in such case the expenses of the Purchaser shall be paid by the Purchaser. The Purchaser shall provide the Sellers with reasonable access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Sellers in the defense or settlement thereof, and the Sellers shall reimburse the Purchaser for all its reasonable out-of-pocket expenses in connection therewith.

If the Sellers shall fail to undertake any such defense, the Purchaser shall have the right to undertake the defense or settlement thereof, at the Sellers’ expense. Whether or not the Sellers shall have assumed the defense of a Third Party Claim, the Purchaser shall not admit any liability with respect thereto, or settle, compromise or discharge such Third Party Claim without the Sellers’ prior written consent which shall not be unreasonably delayed or withheld. If the Purchaser assumes the defense of any such Third Party Claim pursuant to this Section 6.5 and proposes to settle such claim or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Purchaser shall give the Sellers prompt written notice thereof and the Sellers shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding at any time by written notice to the Purchaser.

7	COVENANTS

7.1	Pre-Closing Covenants

As applicable, from the period from the execution of this Agreement through the Closing, the Parties agree as follows:

(a)	The Sellers will cause the Company to give any notices to third parties and to use its reasonable efforts to obtain any third party consents relating to assignment or change of control that are required pursuant to the terms of any material agreement listed on the Exhibit 5.13. If required by law, each of the Parties will (and Sellers will cause the Company to) give any notices, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents and approvals of, governments and governmental agencies in connection the transactions contemplated hereby.

(b)	The Sellers will not cause or permit the Company to engage in any practice, take any action or enter into any transaction outside the ordinary course of business, including, without limitation, (i) change or amend the Company’s organizational documents, or (ii) merge or consolidate with any other person or acquire a material amount of assets.

(c)	The Sellers will cause the Company to keep its business and properties substantially intact, including its present operations, physical facilities, working conditions and relationships with lessors, licensors, suppliers, customers and employees, and to conduct the business, operations, activities and practices only in the ordinary course of business consistent with past practice.

(d)	Upon not less than one Business Day’s written notice received by the Sellers, the Sellers will cause the Company to permit representatives of the Purchaser to have reasonable access during normal business hours, but only in a manner so as not to interfere with the normal business operations of the Company, to the premises, properties, personnel, books, records, contracts and documents of or pertaining to the Company, provided, however, that the Purchaser may, at the Sellers’ option, be required to be accompanied by the Sellers or a representative of the Sellers at all times upon the Company’s premises.

(e)	None of the Sellers will (and the Sellers will not cause or permit the Company to) (i) solicit, initiate or encourage the submission of any proposal or offer from any person or entity relating to the acquisition of all or substantially all of the equity securities or assets of the Company (including any acquisition structured as a merger, consolidation or share exchange), or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person or entity to do or seek any of the foregoing. The Sellers will not vote the Stock in favor of any such acquisition structured as a merger, consolidation or share exchange.

(f)	Except to the extent required by applicable law, the Sellers will cause the Company not to do or agree to do any of the following without the prior written consent of the Purchaser: (i) grant any material increase in compensation or benefits to any employee, except in accordance with the provisions of any applicable program or plan adopted by the Company previously provided to the Purchaser; (ii) adopt or materially amend the terms of any severance or termination agreements, plans, programs, policies or procedures, with or for its employees; (iii) materially effect any change in retirement or any other benefit plans, programs, policies, or procedures for any of its employees that would increase the liabilities of the Purchaser hereunder; or (iv) enter into any contract or agreement, or series of similar contracts or agreements, except ordinary course supply agreements and customer purchase orders, involving an amount greater than €.150,000 (one hundred thousand euro) in the aggregate. The Sellers shall not cause the Company to enter into or modify any employee arrangements, grant bonuses, increase salaries or improve severance or termination pay, except in the ordinary course of business and consistent with past practice, and the Sellers shall not cause the Company to declare or pay any dividend or other similar distribution of any kind (whether in cash, shares, property or a combination thereof). Solely for purposes of this Section 7.1(f), a change, amendment, increase, etc. shall not be deemed to be material unless such change, amendment, increase, etc. involves an amount equal to or greater than €.150,000 (one hundred thousand euro).

(g)	The Sellers will cause the Company not to (i) incur any material indebtedness for borrowed money; (ii) assume, guarantee, endorse, or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity; or (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity.

(h)	The Sellers shall cause the Company to maintain its accounts payable, accounts receivable and inventory in the ordinary course of business consistent with past practices.

(i)	No Seller will take any action designed or intended to have the effect of discouraging any material customer, supplier or other business associate of the Company from maintaining substantially the same business relationship with the Company after the Closing as it maintained prior to the Closing.

(j)	The Sellers shall notify the Company’s Board of Directors in accordance with Section 5.2 of the Company’s Bylaws of the execution of this Agreement within one Business Day of the execution and shall cause the Board of Directors to deliver the notice required by Section 5.2 of the Company’s Bylaws to the shareholders of the Company, including Vimercati, within two Business Days of notifying this Agreement to the Board of Directors.

(k)	The Sellers shall cause Vimercati (pursuant to Article 1381 of the Italian Civili Code) to become a Party to this Agreement by executing and delivering to each of the Sellers and the Purchaser a Letter of Adherence in the form attached hereto as Exhibit 7.1(k) (the “Letter of Adherence”) reasonably prior to the Closing, but no later than June 30, 2005.

7.2	Ossona Land Covenants

With respect to the land owned by the Company in Ossona, the Parties agree as follows:

(a)	the Sellers will cause the Company not to sell the Ossona Land on or prior to the Closing nor enter into any new agreement of sale for the Ossona Land on or prior to the Closing;

(b)	the Purchaser will use commercially reasonable efforts to cause the Company to sell the Ossona Land at a fair market value within 20 months from the Closing Date;

(c)	should the Ossona Land be sold within such 20-month period, the Ossona Net Proceeds, as defined below, shall be treated as an in increase in assets according to Section 6.3(c) and shall therefore be deducted from indemnities, if any, payable by the Sellers; and

(d)	“Ossona Net Proceeds” means an amount equal to the sale price of the Ossona Land minus the book value of the Ossona Land at September 30, 2004, minus taxes and other expenses payable in connection with the sale but shall not be greater than €.700,000 (seven hundred thousand euro).

8	CONFIDENTIALITY

The Purchaser and the Sellers, as the case may be, will make all reasonable efforts to consult with one another before issuing or causing to be issued any press release or otherwise making any public statements, if any, with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law, regulations or by the rules of the New York Stock Exchange. Notwithstanding the foregoing, the parties may, on a confidential basis, advise and release information regarding the existence and content of this Agreement or the transactions contemplated hereby to their respective Affiliates or any of their agents, accountants, attorneys and prospective lenders or investors in connection with or related to the transactions contemplated by this Agreement. The Sellers understand that the Purchaser may be required by law or regulation to file this Agreement with the United States

Securities and Exchange Commission (“SEC”). If required by law or regulation the Sellers agree that the Purchaser may file this Agreement with the SEC.

9	TERMINATION OF AGREEMENT

9.1	Termination

The Parties may terminate this Agreement at any time prior to the Closing as provided below:

(a)	The Purchaser and the Sellers may terminate this Agreement by mutual written consent.

(b)	The Purchaser may terminate this Agreement by giving written notice to the Sellers in the event that the Closing shall not have occurred on or before June 30, 2005 by reason of the failure of any condition precedent under Section 4.1 to be satisfied prior to such date (unless the failure results primarily from the Purchaser breaching any representation, warranty or covenant contained in this Agreement).

(c)	The Sellers (as a group) may terminate this Agreement by giving written notice to the Purchaser in the event that the Closing shall not have occurred on or before June 30, 2005, by reason of the failure of any condition precedent under Section 4.1 to be satisfied prior to such date (unless the failure results primarily from any Seller breaching any representation, warranty or covenant contained in this Agreement).

9.2	Effect of Termination

If the Purchaser terminates this Agreement pursuant to Section 9.1(b) because of the failure of the Closing to occur on or before June 30, 2005, and such failure results from the breach of the covenant set out in Section 7.1(k) or the failure of the condition precedent set out in Section 4.1(l) to be satisfied on or prior to June 30, 2005, then, notwithstanding anything contained in this Agreement to the contrary, the following provisions shall apply:

(a)	Subject to paragraph (b) below, each Fund shall be severally liable to pay to the Purchaser (as liquidated damages pursuant to Articles 1382 ff of the Italian Civil Code) up to €.750,000 (seven hundred fifty thousand euro) for all internal costs and expenses, as well as all direct out-of-pocket expenses, incurred by the Purchaser through the date of such termination (the “Termination Date”) in connection with the transactions contemplated by this Agreement (including salaries, reasonable attorneys’ and accountants’ fees and expenses, including but not limited to fees and expenses incurred in connection with due diligence and the preparation of this Agreement) (collectively, the “Liquidated Damages”), as set out in Purchaser’s written request of payment delivered to the Funds after the Termination Date (“Purchaser Request”). The liability of the Funds under this Section 9.2 shall be several and not joint. Therefore, each of the Funds shall be liable vis-à-vis the Purchaser in proportion to the transferred shareholding as indicated in Section 3.2(f) assuming the Funds were transferring 100% of the Stock. The Purchaser Request shall include a reasonably itemized list of the Liquidated Damages. The Liquidated Damages shall be due by the Funds to the Purchaser as follows:

(i)	on the ninetieth Business Day after the Termination Date, if prior to such Business Day none of the Funds has commenced a legal proceeding against Vimercati (or any of his heirs, successors or assigns) to claim, and/or be indemnified against, all damages, losses or liabilities suffered or incurred by the Funds in connection with, or as a result of, the transactions contemplated by this Agreement (each a “Proceeding”), or

(ii)	if any of the Funds has commenced a Proceeding pursuant to subparagraph (i) above, within two Business Days of (A) the date of receipt by any of the Funds of any amount from Vimercati (or any of his heirs, successors or assigns) in the context of any such Proceeding or settlement thereof (in which case the Liquidated Damages shall be due only in the amount at any time, and from time to time, so received by the Fund); or (B) the date of termination, extinguishment, abandonment, cessation, waiver, lapse, forfeiture, or settlement of the Proceeding, if such termination, extinguishment, abandonment, cessation, waiver, lapse, forfeiture, or settlement has occurred without the Purchaser’s prior written consent. All amounts transferred by the Funds to the Purchaser pursuant to this Section 9.2(a) shall be net of the reasonable costs and expenses of the Funds incurred by the Funds to collect from Vimercati the amounts so transferred.

The Funds shall provide the Purchaser with reasonable information on the ongoing status of any Proceeding promptly upon the Purchaser’s request, and shall cause the Proceeding not to be terminated, extinguished, abandoned, ceased, waived, lapsed, forfeited, or settled without the prior written consent of the Purchaser, which shall not be unreasonably withheld. Without limiting the generality of the foregoing, the Funds shall appeal any decision rendered in any Proceeding that may adversely affect the right of the Purchaser to recover Liquidated Damages under this Section 9.2, and shall pursue each and every necessary action to enforce any decision rendered against Vimercati in any Proceeding as necessary or expedient to ensure Purchaser’s recovery of Liquidated Damages under this Section 9.2.

For the purposes of subparagraphs (i) and (ii) above, a Proceeding is deemed to have been commenced on the earlier of (x) the date of service to Vimercati of the first writ of summons (atto di citazione), if the Fund(s) acting as plaintiff(s) have chosen to commence an ordinary proceeding (procedimento ordinario), or (y) the date of filing of the applicable petition (ricorso) before the court of competent jurisdiction, if the Fund(s) acting as plaintiff(s) have chosen to commence an urgency proceeding (procedimento di urgenza).

Pursuant to Article 1284, second paragraph, of the Italian Civil Code, interest shall accrue on the Liquidated Damages due to the Purchaser under subparagraph (ii) above, beginning on the Termination Date until payment of the Liquidated Damages, at a rate per annum equal to the Applicable Rate. Interest shall be calculated based on a 360-day year and the actual number of days elapsed. Accrued interest shall be due to the Purchaser at the time Liquidated Damages become due under subparagraph (ii) above.

(b)	If the condition precedent set out in Section 4.1(l) has not occurred and Vimercati has exercised his preemptive right to acquire any equity owned by any of the Sellers, then the Funds shall only be severally liable to pay to the Purchaser (as liquidated damages pursuant to Articles 1382 ff of the Italian Civil Code) an amount not in excess in the aggregate of €250,000 (two hundred fifty thousand euro) for Liquidated Damages. The payment of such Liquidated Damages is not conditioned on any of the Funds’ collecting damages or other moneys from Vimercati and shall be due to the Purchaser within two Business Days of delivery of the Purchaser Request to any of the Funds.

(c)	Any amount due to the Purchaser under this Section 9.2 shall be paid by wire transfer of immediately available funds to the bank account of the Purchaser set out in the Purchaser Request.

(d)	The Purchaser acknowledges and agrees that in the case of the termination of the Agreement pursuant to Section 9.1 that the Purchaser shall have no rights or remedies against the Sellers other than the obligations of the Sellers provided by this Section 9.2, subject to Article 1229 of the Italian Civil Code.

10	OTHER PROVISIONS

10.1	Release

(a)	Each Seller, in consideration of his or its receipt of his or its portion of the consideration relating to the sale of the Stock, on behalf of himself, itself, his spouse and children, heirs, assigns, as applicable, and any Affiliate or company he or it Controls, at the Closing releases and forever discharges the Company and each of its past and present officers, directors and employees (subject to paragraph (b) below), representatives, Affiliates, agents, shareholders, controlling persons, subsidiaries, successors and assigns,

(each, a “Releasee”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, known or unknown, suspected or unsuspecting, whether arising out of contract, tort, statute, treaty or otherwise, both at law and in equity, that the Seller now has, has ever had, or may hereafter have against any Releasee arising contemporaneously with or prior to the Closing, including, without limitation, any and all claims for unpaid wages (except for any compensation for services as an employee or director already accrued and duly reflected in the statutory books of account of the Company in accordance with the Company’s ordinary payroll practices but not yet paid) benefits or claims for or interest in any shares of capital stock or any asset of the Company or any claims for any debts or obligations due and owing from the Company.

(b)	The Purchaser acknowledges that each of the Funds will have the right at any time after Closing to enforce a right of claim it may have (whether under this Agreement, in contract or otherwise) against the Managers (each a “Relevant Person”) in respect of any pre-Closing actions or omissions of a Relevant Person or advice or representations given by a Relevant Person which shall include but not limited to acting fraudulently or deceitfully with respect to any matter contemplated under this Agreement.

10.2 Notices and Service

Any notice to be sent with respect to this Agreement shall be made in writing by letter, facsimile or telegram and shall be considered to have been effectively and validly served upon receipt thereof, provided that it has been addressed as follows:

(a)	if to the Sellers, in three originals to:

for GE Capital Equity Holdings Inc.: c/o GE Equity 30 Berkeley Square London W1J 6EW

Attn. Sherwood Dodge

for 3i Group and 3i Europartners II: c/o 3i SGR S.p.A. Via Orefici, 2 20123 Milano

Attn. Edoardo Professione

for Roberto Poli Via Foppa, 11 20144 Milano

for Alberto Bombonato Via Federico Tesio, 23 20151 Milano

for Aldo Bianchi Vimercati Viale regina Giovanna, 9 20122 Milano

(b)	if to the Purchaser, to:

Stoneridge, Inc. 9400 East Market Street Warren, Ohio 44484 U.S.A. Attention: Joseph M. Mallak, Chief Financial Officer

With copy to:

Baker & Hostetler LLP 3200 National City Center 1900 E. 9th Street Cleveland, Ohio 44114 U.S.A. Attention: Robert M. Loesch

or to any different address which a Party may communicate to the other subsequent to the date hereof in compliance with the provisions set forth above.

The Parties elect their domicile for all purposes relating to this Agreement, including judicial services, at the aforesaid addresses or at the different addresses they may communicate in the future.

10.3	Benefit

This Agreement shall be binding upon the Parties and their respective successors and assignees.

10.4	Amendments

This Agreement (including its Exhibits) contains the entire agreement between the Parties and supersedes any other previous agreement.

This Agreement may be modified or amended only by an instrument in writing and signed by all of the Parties.

10.5	Brokers

Each Party shall entirely bear all fees of brokers and/or finders possibly appointed by such Party in connection with this Agreement.

10.6	Transaction Expenses

Each Party shall bear its own taxes and expenses, including legal fees, incurred in connection with this Agreement.

10.7	Language

This Agreement has been drafted and executed only in English. Possible translations into other languages shall not be used for purposes of interpretation of this Agreement.

10.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party (it being acknowledged and agreed that the provisions of Section 4.1(l) or 7.1(k) constitute essential elements of the agreed exchange that is the subject matter of this Agreement; accordingly, if any of these provisions is determined to be invalid, illegal or unenforceable, the remainder of this Agreement shall not be enforceable against the Purchaser). Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.9	Waiver

Each of the Sellers and the Purchaser may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by such other Party pursuant hereto, or (iii) waive compliance with any of the agreements or conditions of the other Party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

11	GOVERNING LAW — ARBITRATION

11.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Italy.

11.2	Arbitration

Any controversy deriving from this Agreement will referred to an Arbitration Panel composed of three members, one appointed by the Purchaser, one collectively by the Seller(s) and the third, who will act as Chairman, upon mutual agreement of the first two arbitrators.

The Panel shall decide by applying the law in accordance with Article 806 and following of the Italian Code of Civil Procedure; however, without application of Article 838 thereof.

The place of arbitration shall be Milan, Italy. The language to be used in the arbitral proceedings shall be Italian; however, the arbitrators shall be fluent in English and, in particular, shall not require any translation of documents written in English nor the assistance of an interpreter for any oral declaration rendered in English by any person during the proceedings.

* * * * *

This Agreement has been executed on behalf of each Seller, as applicable, by a duly authorized representative of each Seller.

If you are in agreement with the above terms and conditions, please return to us the enclosed copy of this Agreement duly signed by you for acceptance. This Agreement may be signed in counterparts.

[Signatures on following page]

Kind regards,

STONERIDGE, INC.

By:	/s/ Joseph M. Mallak

Joseph M. Mallak, Vice President
and Chief Financial Officer

For acceptance:

GE CAPITAL EQUITY HOLDINGS, INC.

By:	/s/ Richard Roberts

Name: Richard Roberts
Title: Attorney in Fact

3i GROUP PLC

By:	/s/ Guido Capelli

Name: Guido Capelli
Title: Attorney in Fact

3i EUROPARTNERS II LP

By:	/s/ Guido Capelli

Name: Guido Capelli
Title: Attorney in Fact

Roberto POLI

By:	/s/ Roberto POLI

Alberto BOMBONATO

By:	/s/ Alberto BOMBONATO

Exhibit Index

Exhibit 4.1(k)	Form of Retention, Non-Compete and Confidentiality Agreement
Exhibit 5.3	Authority
Exhibit 5.7	Industrial and Intellectual Property Rights
Exhibit 5.8(a)	2003 Financial Statements
Exhibit 5.8(b)	Interim Balance Sheet
Exhibit 5.9	Absence of Change
Exhibit 5.11	Agents
Exhibit 5.12(a)	Owned Real Property
Exhibit 5.12(b)	Leased Real Property
Exhibit 5.13	Agreements
Exhibit 5.14	Insurance
Exhibit 5.17	Product Liability and Recalls, Product Warranty
Exhibit 5.19	Litigation
Exhibit 5.20	Absence of Unfavorable Events
Exhibit 5.22	Customers
Exhibit 7.1(k)	Form of Letter of Adherence

[The above referenced exhibits are not included in this filing. The Company agrees to furnish supplementally a copy of any omitted schedule (exhibit) to the Securities and Exchange Commission upon request.]